As filed with the Securities and Exchange Commission on April 27, 2021

Registration No. 333-230583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 7
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNITED STATES 12 MONTH NATURAL GAS FUND, LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6770	26-0431733
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

United States Commodity Funds LLC	Daphne G. Frydman
1850 Mt. Diablo Boulevard, Suite 640	1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596	Walnut Creek, California 94596
510.522.9600	510.522.9600
(Address, Including Zip Code, and Telephone Number, Including	(Name, Address, Including Zip Code, and Telephone Number,
Area Code, of Registrant’s Principal Executive Offices)	Including Area Code, of Agent for Service)

Copies to:
James M. Cain, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001-3980
(202) 383-0100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer	☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-230583) of United States 12 Month Natural Gas Fund, LP (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part II of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the shares pursuant to the prospectus contained in this registration statement.

	Amount
SEC registration fee (actual)	$0	*
NYSE Arca Listing Fee (actual)	$6,375
FINRA filing fees (actual)	N/A
Blue Sky expenses	N/A
Auditor’s fees and expenses (estimate)	$25,000
Legal fees and expenses (estimate)	$3,000
Printing expenses (estimate)	$15,000
Total	$49,375

Item 14. Indemnification of Directors and Officers

Neither USCF nor any employee or other agent of United States 12 Month Natural Gas Fund, LP (“UNL”) nor any officer, director, stockholder, partner, employee or agent of USCF (a “Protected Person”) shall be liable to any partner or UNL for any mistake of judgment or for any action or inaction taken, nor for any losses due to any mistake of judgment or to any action or inaction or to the negligence, dishonesty or bad faith of any officer, employee, broker or other agent of UNL or any officer, director, stockholder, partner, employee or agent of such General Partner, provided that such officer, director, stockholder, employee, broker or agent of the partner or officer, employee, partner or agent of such General Partner was selected, engaged or retained by such General Partner with reasonable care, except with respect to any matter as to which such General Partner shall have been finally adjudicated in any action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Protected Person’s actions was in the best interests of UNL and except that no Protected person shall be relieved of any liability to which such Protected Person would otherwise be subject by reason of willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of the Protected Person’s office. A General Partner and its officers, directors, employees or partners may consult with counsel and accountants (except for UNL’s independent auditors) in respect of UNL affairs and be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel or accountants (except for the Partnership’s independent auditors), provided that they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, this provision hereof shall not be construed so as to relieve (or attempt to relieve) a General Partner (or any employee or other agent thereof or any partner, employee or agent of such General Partner) of any liability to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate these provisions hereof to the fullest extent permitted by law.

UNL shall, to the fullest extent permitted by law, but only out of UNL assets, indemnify and hold harmless the General Partner and each officer, director, employee and agent thereof (including persons who serve at UNL’s request as directors, officers or trustees of another organization in which UNL has an interest as a unitholder, creditor or otherwise) and their respective legal representatives and successors (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceedings, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of an alleged act or omission as a General Partner or officer thereof or by reason of its being or having been such a General Partner or officer, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding not to have acted in good faith in the reasonable believe that such Covered Person’s action was in the best interest of UNL, and except that no Covered Person shall be indemnified against any liability to UNL or Limited Partners to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person, may be paid from time to time by UNL in advance of the final disposition of any such action, suit or proceeding on the condition that the amounts so paid shall be repaid to UNL if it is ultimately determined that the indemnification of such expenses is not authorized hereunder.

As to any matter disposed of by a compromise payment by any such Covered Person, pursuant to a consent decree or otherwise, no such indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be approved as in the best interests of UNL, after notice that it involved such indemnification by any disinterested person or persons to whom the questions may be referred by USCF, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of UNL and that such indemnification would not protect such persons against any liability to UNL or its Limited Partners to which such person would otherwise by subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office. Approval by any disinterested person or persons shall not prevent the recovery from persons as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of UNL or to have been liable to UNL or its Limited Partners by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. An “interested Covered Person” is one against whom the action, suit or other proceeding on the same or similar grounds is then or has been pending and a “disinterested person” is a person against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained herein shall affect any rights to indemnification to which personnel of a General Partner, other than directors and officers, and other persons may be entitled by contract or otherwise under law, nor the power of UNL to purchase and maintain liability insurance on behalf of any such person.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

3.1(1)	Certificate of Limited Partnership of the Registrant.

3.2(8)	Third Amended and Restated Agreement of Limited Partnership.

3.3(2)	Sixth Amended and Restated Limited Liability Company Agreement of USCF.

5.1(7)	Opinion of Eversheds Sutherland (US) LLP relating to the legality of the Shares.

8.1(7)	Opinion of Eversheds Sutherland (US) LLP with respect to federal income tax consequences.

10.1(6)	Form of Authorized Participant Agreement.

10.2(15)	Marketing Agent Agreement.

10.3(3)	Amendment Agreement to the Marketing Agent Agreement.

10.4(4)	Second Amendment to Marketing Agent Agreement.

10.5(5)	Amendment to License Agreement.

10.6(9)	Third Amendment to License Agreement.

10.7(10)	Form of Futures and Cleared Derivatives Transactions Customer Account Agreement with RBC Capital Markets LLC.

10.8(11)	Form of Commodity Futures Customer Agreement with RCG Division of Marex Spectron.

10.9(12)	Form of Customer Agreement with E D & F Man Capital Markets Inc.

10.10(13)	Form of Customer Agreement with Macquarie Futures USA LLC.

10.11(14)	Form of Custody Agreement with The Bank of New York Mellon.

10.12(14)	Form of Transfer Agency and Service Agreement with The Bank of New York Mellon.

10.13(14)	Form of Fund Administration and Accounting Agreement with Administrative Agency Agreement with The Bank of New York Mellon

23.1(7)	Consent of Eversheds Sutherland (US) LLP (incorporated by reference to exhibit 5.1 hereto).

23.2*	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Registrant’s Registration Statement on Form S-1 (333-144409) filed on July 6, 2007.

(2)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on May 18, 2015.

(3)	Incorporated by reference to Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2012.

(4)	Incorporated by reference to Registrant’s Annual Report on Form 10-K, filed on March 26, 2013.

(5)	Incorporated by reference to United States 12 Month Oil Fund, LP’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 26, 2008.

(6)	Incorporated by reference to Registrant’s Registration Statement on Form S-1 (333-210296) filed on March 21, 2016.

(7)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form S-1 (333-210296), filed on May 6, 2016.

(8)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on December 15, 2017.

(9)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on October 24, 2011.

(10)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on October 10, 2013.

(11)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on May 29, 2020.

(12)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on June 9, 2020.

(13)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on December 7, 2020.

(14)	Incorporated by reference to Registrant’s Current Report on Form 8-K, filed on March 30, 2020.

(15)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-144409) filed on September 24, 2009.

*	Filed herewith.

(b)	Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes:

(1) To send to each limited partner at least on an annual basis a detailed statement of any transactions with USCF or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to USCF or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(2) To provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 7 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut Creek, State of California, on April 27, 2021.

UNITED STATES 12 MONTH NATURAL GAS FUND, LP

By:	United States Commodity Funds LLC,
as General Partner

By:	/s/ John P. Love
John P. Love
President and Chief Executive Officer of
United States Commodity Funds LLC

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

/s/ John P. Love	President, Chief Executive Officer, and
John P. Love	Management Director (Principal Executive Officer)	April 27, 2021

/s/ Stuart P. Crumbaugh	Chief Financial Officer
Stuart P. Crumbaugh	(Principal Financial and Accounting Officer)	April 27, 2021

*	Management Director
Nicholas D. Gerber		April 27, 2021

*	Management Director
Andrew F Ngim		April 27, 2021

*	Management Director
Robert L. Nguyen		April 27, 2021

Independent Director
Peter M. Robinson		April 27, 2021

*	Independent Director
Gordon L. Ellis		April 27, 2021

*	Independent Director
Malcolm R. Fobes III		April 27, 2021

* Signed by John P. Love pursuant a power of attorney signed by each individual on March 28, 2019.